Dreyfus Premier Short-Intermediate Municipal Bond Fund

ANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Short-Intermediate Municipal Bond Fund, covering the 12-month period from April 1, 2005, through March 31, 2006.

Although short-term interest rates continued to rise steadily over the past six months, municipal bond yields fell modestly, supporting their prices, primarily due to robust investor demand for a more limited supply of newly issued securities. However, longer-maturity bonds generally fared better than short- and intermediate-term securities. As a result, yield differences between two-year and 30-year high-grade municipal bonds narrowed to slightly more than half a percentage point as of the end of the reporting period, which was steeper than the U.S. Treasury yield curve but still considerably narrower than historical norms.

Recent economic data have been mixed and inflation appeared to remain contained at the end of the first quarter, conditions that could continue to support longer-term bond prices. In addition, our chief economist, Richard Hoey, currently expects continued economic growth, with any slack in consumer spending likely to be taken up by corporate capital investment, exports and non-residential construction. However, if yield differences among tax-exempt bonds widen and move closer to historical averages, shorter maturities may begin to fare better than longer maturities. As always, we encourage you to talk with your financial advisor to discuss investment options and portfolio allocations that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus Premier Short-Intermediate Municipal Bond Fund perform relative to its benchmark?

Effective at the close of business March 24, 2006, the fund's Class A and Class P shares were reclassified as Class D shares.

For the 12-month period ended March 31, 2006, the fund produced total returns of 0.88% for Class B shares and 1.75% for Class D shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), the fund's benchmark, provided a total return of 1.75% for the reporting period.[2]

Rising interest rates throughout the reporting period generally eroded the value of short-term municipal securities. The fund's Class D shares produced a return that was in line with that of its benchmark. The fund's Class B shares, however, lagged the benchmark due to fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax. The fund will invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus. The fund invests primarily in municipal bonds with remaining maturities of five years or less and generally maintains a dollar-weighted average portfolio maturity of two to three years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The reporting period continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. Short-term municipal bond yields rose along with the Fed's interest-rate target. Longer-term bond yields climbed less than short-term yields, contributing to a further narrowing of yield spreads between the short and long ends of the market's maturity range. In fact, the market ended the reporting period with a spread of just 49 basis points between high-grade municipal bonds with two-year maturities and similarly rated 10-year municipal bonds.

In addition, the fund's results were influenced by supply-and-demand factors. The steadily growing U.S. economy benefited most states and municipalities, helping to reduce unemployment and boost corporate and personal incomes. Consequently, many issuers enjoyed higher tax revenues, which helped reduce their borrowing needs. At the same time, investor demand for tax-exempt securities remained robust, putting downward pressure on yields and supporting prices.

With yield spreads at low levels, it made little sense to us to incur the risks that longer-term securities typically entail. Therefore, we focused primarily on municipal notes and bonds in the one- to two-year maturity range, and the fund's average duration remained shorter than that of the benchmark for much of the reporting period.

Lastly, we enhanced the fund's income returns by adding to its positions in credits rated "Baa," the lowest of the investment–grade category. The fund's positions in bonds backed by the states' settlement of litigation with the nation's tobacco companies contributed positively to performance.

What is the fund's current strategy?

Although some analysts have forecast the impending end of the Fed's credit tightening campaign, recent strong economic data suggest to us that some additional rate-hikes may be expected over the months ahead. Therefore, we continue to look for opportunities in the shorter end of the curve. However, we are watching the economy and market conditions carefully, and we are prepared to adjust our strategies when we see more definite evidence that short-term interest rates have peaked.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Short-Intermediate Municipal Bond Fund Class B shares and Class D shares and the Lehman Brothers 3-Year Municipal Bond Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class B and Class D shares of Dreyfus Premier Short-Intermediate Municipal Bond Fund on 3/31/96 to a $10,000 investment made in the Lehman Brothers 3-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
Performance for Class B shares represent the performance of the fund's Class D shares for periods prior to March 12, 2003 (the inception date for Class B shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.
As of March 24, 2006, the fund's Class A and Class P shares have been reclassified as Class D shares.
The fund invests primarily in short-intermediate term municipal securities and maintains a portfolio with a weighted average maturity ranging between 2 and 3 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years, and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 3/31/06*

	1 Year	5 Years	10 Years
Class B shares			
with applicable redemption charge †	**(3.09)%**	**1.36%**	**3.33%**
without redemption	**0.88%**	**1.72%**	**3.33%**
Class D shares	**1.75%**	**2.30%**	**3.33%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class D shares at the end of the sixth year following the date of purchase.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class D shares.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short-Intermediate Municipal Bond Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2006

	Class B	Class D
Expenses paid per $1,000†	$ 8.48	$ 3.75
Ending value (after expenses)	$1,000.80	$1,005.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

	Class B	Class D
Expenses paid per $1,000†	$ 8.55	$ 3.78
Ending value (after expenses)	$1,016.45	$1,021.19

† Expenses are equal to the fund's annualized expense ratio of 1.70% for Class B, .75% for Class D; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

March 31, 2006

Long-Term Municipal Investments−97.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−3.7%				
Choctaw County, Limited Obligation School Warrants (Insured; ACA)	3.63	3/1/09	1,655,000	1,632,839
DCH Health Care Authority, Health Care Facilities Revenue	3.75	6/1/06	3,045,000	3,044,909
Jefferson County, Limited Obligation School Warrants	5.00	1/1/07	1,500,000	1,514,655
Jefferson County, Limited Obligation School Warrants	5.00	1/1/08	1,000,000	1,020,920
Arizona−1.0%				
Chandler Industrial Development Authority, IDR (Intel Corp. Project)	4.38	12/1/10	2,000,000	2,026,280
California−3.2%				
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.88	4/1/10	5,000,000	4,949,800
San Diego County, COP (Burnham Institute)	5.15	9/1/06	200,000	201,348
Truckee-Donner Public Utility District, COP (Insured; ACA)	4.00	1/1/07	1,000,000	1,001,600
Colorado−1.5%				
Countrydale Metropolitan District (LOC; Compass Bank)	3.50	12/1/07	3,000,000	2,971,500
Connecticut−.4%				
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	5.95	9/1/06	310,000	311,931
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.05	9/1/07	330,000	336,679
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement	5.00	1/1/08	200,000	203,420

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—3.5%				
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital Project)	4.00	10/1/06	1,640,000	1,643,510
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpack Florida, Inc. Project)	4.75	10/1/08	3,000,000	3,002,010
Tampa, Revenue (Health System-Catholic Health) (Insured; MBIA)	5.00	11/15/09	1,000,000	1,039,520
West Orange Healthcare District, Revenue	5.30	2/1/07	1,155,000	1,168,999
Georgia—4.0%				
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/07	640,000	648,371
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/08	835,000	851,558
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,069,380
Municipal Electric Authority of Georgia (Project One Subordinated) (Insured; AMBAC)	5.00	1/1/09	5,000,000	5,155,650
Hawaii—.4%				
Kuakini, Health System Special Purpose Revenue	5.00	7/1/07	845,000	854,481

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois–4.4%				
Chicago Housing Authority, Capital Program Revenue	5.00	7/1/06	4,000,000	4,013,280
Chicago Park District, GO (Insured; FGIC)	5.00	1/1/10	2,500,000	2,609,575
Northern Illinois University, Revenue (Auxilary Facilities System) (Insured; FGIC)	0.00	4/1/06	1,865,000	1,865,000
Iowa–3.3%				
Ankeny Community School District, Sales and Services Tax Revenue (School Infrastructure)	4.00	7/1/06	2,560,000	2,562,150
Coralville, GO Annual Appropriation Corporate Purpose	5.00	6/1/07	1,000,000	1,010,660
Eddyville, PCR (Cargill Inc. Project)	5.40	10/1/06	2,760,000	2,783,929
Kansas–2.1%				
Burlington, EIR, Series A (Kansas City Power and Light)	4.75	10/1/07	1,000,000	1,009,230
Burlington, EIR, Series B (Kansas City Power and Light)	4.75	10/1/07	2,000,000	2,018,460
Burlington, EIR, Series D (Kansas City Power and Light)	4.75	10/1/07	1,000,000	1,009,230
Kentucky–1.0%				
Northern Kentucky Water District, Revenue, BAN	3.25	5/1/07	2,000,000	1,985,320
Louisiana–3.2%				
Calcasieu Parish Industrial Development Board, PCR (Occidental Petroleum Project)	4.80	12/1/06	3,000,000	3,012,720
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	1,000,000	991,310
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,102,161

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,175,949
Maine—1.2%				
Maine Educational Loan Marketing Corp., Subordinate Loan Revenue	6.50	11/1/09	2,195,000	2,264,867
Massachusetts—.5%				
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	1,000,000	1,045,530
Michigan—.8%				
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group)	5.00	11/15/06	1,500,000	1,511,820
Missouri—1.0%				
Saint Louis Industrial Development Authority, MFHR (Vaughn Elderly Apartments Project)	4.00	12/20/06	2,000,000	1,990,200
Nebraska—1.6%				
University of Nebraska, University Revenues (Lincoln Memorial Stadium)	5.00	11/1/07	3,035,000	3,096,914
New Hampshire—2.2%				
New Hampshire Business Finance Authority, PCR (United Illuminating)	3.50	2/1/09	4,360,000	4,245,376
New Jersey—4.3%				
Bayonne, BAN	5.00	10/27/06	1,000,000	1,003,030
Bayonne, TAN	5.00	10/13/06	1,500,000	1,502,670
Bayonne, TAN	5.00	12/11/06	1,000,000	1,002,500
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.00	6/15/08	3,150,000	3,214,669
New Jersey Economic Development Authority, First Mortgage Revenue (Cadbury Corp. Project) (Insured; ACA)	4.65	7/1/06	1,565,000	1,564,374

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Mexico—2.0%				
Farmington, PCR (Southern California Edison Co. Four Corners Project) (Insured; FGIC)	3.55	4/1/10	2,000,000	1,978,680
Jicarilla Apache Nation, Revenue	4.00	9/1/08	765,000	768,167
New Mexico Financing Authority, Revenue (Public Project Revolving Fund) (Insured; AMBAC)	4.00	6/1/07	1,145,000	1,150,817
New York—12.2%				
Dutchess County Industrial Development Agency, IDR (IBM Project)	5.45	12/1/09	5,000,000	5,233,750
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/08	1,000,000	1,017,780
New York State Dormitory Authority, City University System Consolidated Revenue (Fifth General Resolution Revenue)	5.25	1/1/09	2,000,000	2,074,140
New York State Dormitory Authority, LR Court Facilities (New York City Issue)	5.00	5/15/07	3,500,000	3,557,925
New York State Dormitory Authority, Revenue (South Nassau Communities Hospital)	5.25	7/1/09	945,000	978,708
New York State Power Authority, Revenue	5.00	11/15/09	2,000,000	2,088,680
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.00	6/1/06	1,200,000	1,202,496
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.00	6/1/07	2,000,000	2,028,300
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	6.75	7/15/10	5,000,000 [a]	5,643,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina–1.8%				
Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.55	1/15/08	2,000,000	1,995,740
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	3.80	10/1/07	1,500,000	1,481,730
Ohio–2.9%				
Hamilton County Local District, Cooling Facilities Revenue (Trigen Cinergy)	4.60	6/1/09	2,000,000	1,982,880
Lorain County, Hospital Facilities Revenue and Improvement (Catholic Healthcare Partners)	5.25	10/1/07	3,515,000	3,592,752
Oklahoma–4.9%				
Oklahoma Development Finance Authority, LR (Master Oklahoma State System Higher Education)	4.00	6/1/06	1,000,000	1,000,760
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA)	3.00	12/1/08	1,000,000	979,810
Tulsa County Independent School District Number 1, Combined Purpose (Insured; MBIA)	0.00	8/1/07	2,000,000	1,905,100
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/06	1,125,000	1,126,429
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/07	1,125,000	1,130,749
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/08	1,160,000	1,168,770
Tulsa's Port of Catoosa Facilities Authority, IDR (Cargill, Inc. Project)	5.35	9/1/06	2,100,000	2,114,763

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania–6.0%				
Allegheny County Industrial Development Authority, Revenue (Western Pennsylvania School for Blind Children)	2.75	7/1/06	4,000,000	3,990,480
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.00	5/15/09	1,795,000	1,851,309
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.00	5/15/09	2,310,000	2,383,920
Pittsburgh Urban Redevelopment Authority, MFHR (Lou Mason Jr. Replacement Housing Facility Project)	5.00	12/1/07	1,000,000	1,009,470
Port Authority of Allegheny County, GAN (LOC; PNC Bank)	4.00	6/30/06	2,300,000	2,302,093
Rhode Island–1.1%				
Rhode Island Health and Educational Building Corp., Hospital Financing Revenue (Care New England Issue) (LOC; Bank of America)	3.00	9/1/06	1,165,000	1,161,738
Rhode Island Health and Educational Building Corp., Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	1,000,000	1,040,220
Tennessee–3.9%				
Johnson City Power Board, Electric System, RAN	3.50	9/1/10	3,360,000	3,360,907
Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corp.)	5.00	9/1/09	2,000,000	2,068,060
The Health, Educational and Housing Facility Board of Shelby County, Revenue (Baptist Memorial Health Care)	5.00	10/1/08	2,000,000	2,053,840

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas—1.1%				
North Central Texas Health Facility Development Corp., Revenue (Baylor Health Care System Project)	5.50	5/15/07	2,000,000	2,036,360
Virginia—10.6%				
Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Co.)	5.50	10/1/09	3,000,000	3,055,530
Fairfax County Economic Development Authority, RRR (Insured; AMBAC)	6.05	2/1/09	3,000,000	3,171,900
Fredericksburg Industrial Development Authority, Hospital Facilities Revenue (Medicorp Facilities System)	5.00	8/15/06	1,665,000	1,673,292
Hopewell, Public Improvement	5.00	7/15/09	3,250,000	3,294,167
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	4.00	7/1/06	3,235,000	3,238,429
Southwest Virginia Regional Jail Authority, Jail Facilities GAN (Insured; MBIA)	3.00	9/1/06	4,000,000	3,992,440
York County Industrial Development Authority, PCR (Virginia Electric and Power Co.)	5.50	7/1/09	2,000,000	2,038,940
Washington—1.1%				
Washington, COP (Department of Ecology) (Insured; AMBAC)	4.50	4/1/08	1,000,000	1,015,190
Washington Public Power Supply System, Revenue (Nuclear Project Number 2)	5.75	7/1/09	1,000,000	1,062,010
Wisconsin—3.4%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	5.50	6/1/06	2,000,000	2,003,820

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	5.50	6/1/10	1,500,000	1,565,280
Racine, SWDR (Republic Services Project)	3.25	4/1/09	2,000,000	1,936,020
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,039,810
U.S. Related—3.1%				
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	5.00	7/1/10	2,500,000	2,619,075
Puerto Rico Public Buildings Authority (Government Facilities)	4.50	7/1/07	3,405,000	3,425,294
Total Long-Term Municipal Investments (cost $190,391,601)				**188,831,904**
Short-Term Municipal Investment—1.0%				
U.S. Related;				
Government Development Bank of Puerto Rico, CP (cost $2,000,000)	3.80	6/15/06	2,000,000	**1,999,160**
Total Investments (cost $192,391,601)			**98.4%**	**190,831,064**
Cash and Receivables (Net)			**1.6%**	**3,018,594**
Net Assets			**100.0%**	**193,849,658**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	20.2
AA		Aa		AA	16.7
A		A		A	37.3
BBB		Baa		BBB	12.6
BB		Ba		BB	.1
F1		MIG1/P1		SP1/A1	4.9
Not Rated[b]		Not Rated[b]		Not Rated[b]	8.2
					100.0

† *Based on total investments.*

[b] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	192,391,601	190,831,064
Cash		903,073
Interest receivable		2,389,884
Receivable for shares of Beneficial Interest subscribed		75,271
Prepaid expenses		35,894
		194,235,186
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		113,731
Payable for shares of Beneficial Interest redeemed		191,932
Accrued expenses		79,865
		385,528
Net Assets ($)		**193,849,658**
Composition of Net Assets ($):		
Paid-in capital		201,612,844
Accumulated net realized gain (loss) on investments		(6,202,649)
Accumulated net unrealized appreciation (depreciation) on investments		(1,560,537)
Net Assets ($)		**193,849,658**

Net Asset Value Per Share

	Class B	Class D
Net Assets ($)	1,021,352	192,828,306
Shares Outstanding	81,273	15,341,758
Net Asset Value Per Share ($)	**12.57**	**12.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Interest Income	**6,957,273**
Expenses:	
Management fee–Note 3(a)	1,085,918
Distribution fees–Note 3(b)	210,812
Shareholder servicing costs–Note 3(c)	165,822
Professional fees	67,082
Registration fees	57,614
Custodian fees	27,479
Prospectus and shareholders' reports	23,339
Trustees' fees and expenses–Note 3(d)	7,380
Loan commitment fees–Note 2	1,704
Miscellaneous	32,754
Net Expenses	**1,679,904**
Investment Income–Net	**5,277,369**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(767,545)
Net unrealized appreciation (depreciation) on investments	(606,931)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,374,476)**
Net Increase in Net Assets Resulting from Operations	**3,902,893**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006[a]	2005
Operations ($):		
Investment income–net	5,277,369	6,290,821
Net realized gain (loss) on investments	(767,545)	490,175
Net unrealized appreciation (depreciation) on investments	(606,931)	(6,283,674)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,902,893**	**497,322**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(302,414)	(269,089)
Class B shares	(19,036)	(28,578)
Class D shares	(4,908,831)	(5,898,420)
Class P shares	(37,680)	(81,528)
Net realized gain on investments:		
Class A shares	–	(3,316)
Class B shares	–	(536)
Class D shares	–	(62,275)
Class P shares	–	(866)
Total Dividends	**(5,267,961)**	**(6,344,608)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	11,375,494	9,649,536
Class B shares	194,514	1,453,808
Class D shares	52,130,717	37,417,895
Class P shares	673,808	1,061,020
Dividends reinvested:		
Class A shares	265,501	244,599
Class B shares	14,650	22,365
Class D shares	4,179,336	5,115,704
Class P shares	20,726	66,381
Cost of shares redeemed:		
Class A shares	(24,838,172)	(5,919,013)
Class B shares	(975,398)	(939,271)
Class D shares	(85,457,803)	(90,739,470)
Class P shares	(3,525,705)	(1,800,774)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(45,942,332)**	**(44,367,220)**
Total Increase (Decrease) in Net Assets	**(47,307,400)**	**(50,214,506)**
Net Assets ($):		
Beginning of Period	241,157,058	291,371,564
End of Period	**193,849,658**	**241,157,058**

	Year Ended March 31,	
	2006[a]	2005
Capital Share Transactions:		
Class A[b]		
Shares sold	899,259	756,397
Shares issued for dividends reinvested	21,007	19,166
Shares redeemed	(1,968,299)	(463,653)
Net Increase (Decrease) in Shares Outstanding	**(1,048,033)**	**311,910**
Class B[b]		
Shares sold	15,432	113,698
Shares issued for dividends reinvested	1,159	1,752
Shares redeemed	(77,122)	(73,571)
Net Increase (Decrease) in Shares Outstanding	**(60,531)**	**41,879**
Class D		
Shares sold	4,132,328	2,925,838
Shares issued for dividends reinvested	330,674	400,555
Shares redeemed	(6,762,831)	(7,102,179)
Net Increase (Decrease) in Shares Outstanding	**(2,299,829)**	**(3,775,786)**
Class P		
Shares sold	53,413	82,634
Shares issued for dividends reinvested	1,638	5,195
Shares redeemed	(279,099)	(141,078)
Net Increase (Decrease) in Shares Outstanding	**(224,048)**	**(53,249)**

[a] On January 26, 2006, the fund's Board of Directors approved, effective as of the close of business on March 24, 2006 (the Effective Date) reclassifying all of the fund's Class A and Class P shares as Class D shares of the fund.

[b] During the period ended March 31, 2006, 12,053 Class B shares representing $152,888 were automatically converted to 12,055 Class A shares and during the period ended March 31, 2005, 17,868 Class B shares representing $227,135 were automaticaly converted to 17,869 class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,			
Class B Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	12.65	12.93	12.98	13.06
Investment Operations:				
Investment income−net[b]	.19	.18	.22	.01
Net realized and unrealized gain (loss) on investments	(.08)	(.28)	(.05)	(.08)
Total from Investment Operations	.11	(.10)	.17	(.07)
Distributions:				
Dividends from investment income−net	(.19)	(.18)	(.22)	(.01)
Dividends from net realized gain on investments	−	(.00)[c]	−	−
Total Distributions	(.19)	(.18)	(.22)	(.01)
Net asset value, end of period	12.57	12.65	12.93	12.98
Total Return (%)[d]	.88	(.74)	1.35	(.50)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.70	1.65	1.69	1.83[f]
Ratio of net expenses to average net assets	1.70	1.65	1.69	1.83[f]
Ratio of net investment income to average net assets	1.50	1.42	1.67	1.91[f]
Portfolio Turnover Rate	45.00	33.55	38.06	77.91
Net Assets, end of period ($ x 1,000)	1,021	1,795	1,292	106

[a] From March 12, 2003 (commencement of initial offering) to March 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class D Shares	Year Ended December 31,				
	2006[a]	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.66	12.93	12.98	12.91	13.01
Investment Operations:					
Investment income—net[b]	.31	.30	.35	.43	.52
Net realized and unrealized gain (loss) on investments	(.09)	(.27)	(.05)	.08	(.10)
Total from Investment Operations	.22	.03	.30	.51	.42
Distributions:					
Dividends from investment income—net	(.31)	(.30)	(.35)	(.44)	(.52)
Dividends from net realized gain on investments	–	(.00)[c]	–	(.00)[c]	–
Total Distributions	(.31)	(.30)	(.35)	(.44)	(.52)
Net asset value, end of period	12.57	12.66	12.93	12.98	12.91
Total Return (%)	1.75	.26	2.31	3.99	3.24
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.76	.74	.75	.72	.69
Ratio of net expenses to average net assets	.76	.74	.75	.72	.69
Ratio of net investment income to average net assets	2.44	2.34	2.68	3.34	3.98
Portfolio Turnover Rate	45.00	33.55	38.06	77.91	54.94
Net Assets, end of period ($ x 1,000)	192,828	223,267	276,976	321,379	356,127

[a] On January 26, 2006, the fund's Board of Directors approved, effective as of the close of business on March 24, 2006 (the Effective Date) reclassifying all of the fund's Class A and Class P shares as Class D shares of the fund.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Short-Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 26, 2006, the fund's Board of Trustees approved, effective as of the close of business on March 24, 2006 (the "Effective Date"), reclassifying all of the fund's Class A and Class P shares as Class D shares of the fund. Accordingly, effective February 1, 2006 no new investments in the fund's Class A and P shares will be permitted.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class B and Class D. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. Class D shares are sold at net asset value per share directly by Dreyfus and through certain banks and fund supermarkets, and as a part of certain wrap-fee programs. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statements of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $55,138, accumulated capital losses $5,721,624 and unrealized depreciation $1,552,391. In addition, the fund had $489,171 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $5,399,245 expires in fiscal 2011, $44,004 expires in fiscal 2012 and $278,375 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005 were as follows: tax exempt income of $5,267,961 and $6,277,615 and ordinary income $0 and $66,993, respectively.

During the period ended March 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment of amortization adjustments, the fund decreased accumulated undistributed investment income–net by $9,407, increased accumulated net realized gain (loss) on investments by $8,146 and increased paid-in capital by $1,261. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed with respect to Class D shares, 1½% of the value of the fund's average daily net assets, attributable to Class D shares, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended March 31, 2006, there was no expense reimbursement pursuant to the Agreement.

During the period ended March 31, 2006, the Distributor retained $21,170 earned from commissions on sales of the fund's Class A shares and $6,130 from contingent deferred sales charges on redemptions on the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class D shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B shares and .10% of the value of the average daily net assets of Class D shares. During the period ended March 31, 2006, Class B and Class D shares were charged $9,528 and $201,284, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class P shares pay the distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class P shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B and Class P shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2006, Class A, Class B and Class P shares were charged $32,477, $3,176 and $4,095, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $111,728 pursuant to the transfer agency agreement.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $82,672, Rule 12b-1 distribution plan fees $16,222 and shareholder services plan fees $2,396 and chief compliance officer fees $1,910 and transfer agency per account fees $10,531.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $95,997,757 and $144,210,037, respectively.

At March 31, 2006, the cost of investments for federal income tax purposes was $192,383,455 accordingly, accumulated net unrealized depreciation on investments was $1,552,391, consisting of $89,865 gross unrealized appreciation and $1,642,256 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Short-Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Short-Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned March 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Short-Intermediate Municipal Bond Fund at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 5, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended March 31, 2006 as "exempt-interest dividends" (not generally subject to federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

———————————

Whitney I. Gerard (71)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

———————————

George L. Perry (72)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Short-Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0591AR0306